UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

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82 - [ ]

September 15, 2004 For Immediate Release

NEWS RELEASE

GREAT PANTHER HITS HIGH GRADE SILVER AT ARGENTINA VEIN

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that it has intersected high grade silver-lead-zinc mineralization at the Topia Mine Project in Durango, Mexico. The first two holes, drilled to test the western extension of the Argentina Vein have returned grades of 708g/t (20.7oz/t) Ag, 4.0% Pb and 4.2% Zn over 1.8 metres, 383g/t (11.2oz/t) Ag, 2.2% Pb and 0.3% Zn over 2.1 metres as well as 762g/t (22.2oz/t) Ag, 6.2% and 2.1% Zn over 0.75 metres in a parallel vein. Details are outlined in the table below:

Hole No.	From	To	Length (m)	Vein	Ag (g/t)	Pb (%)	Zn (%)
A01-04R	210.50	212.60	2.10	Argentina	383.0	2.2	0.3
including	211.25	211.65	0.40		973.6	14.0	0.1
A01-04R	243.05	243.80	0.75	Footwall	762.0	6.2	2.1

A02-04	269.40	271.20	1.80	Argentina	708.2	4.0	4.2
including	270.00	270.60	0.60		1,614.7	10.5	8.8
A02-04	283.45	283.75	0.30	Footwall	163.0	0.8	0.7

Results show that the Argentina Vein is open to the west into areas not included in previous Peñoles resource calculations (not to NI43-101 standards). In addition, the discovery of a parallel vein in the footwall that has significant grade over reasonable widths and is only 15-30 metres away could provide an additional resource with little extra infrastructure development.

Mineralization consists of multiple closely-spaced quartz veins with coarse and locally massive galena, sphalerite and pyrite. Silver is either tied up in the galena or may be present as argentite or other silver sulphides.

Two additional holes were drilled to intersect the Argentina Vein, which was a major source of ore when the mine was in production (1952-1989) but assays are still pending. These four holes are the first of a 20 hole 5,000 metre diamond drilling program that has been designed to test the strike extensions of three principal veins, such that the Company can gauge the potential of the property to host a significant resource that will justify putting it back into production. The mine has already produced more than 15 million ounces of silver, 18,500 ounces of gold, 48,000 tonnes of lead and 44,500 tonnes of zinc.

Holes 5-7 have been drilled on the western extension of the Madre Vein on the west side of a thick dyke that terminated previous underground development. A single hole drilled by Peñoles in 1988 intercepted a vein interpreted to be the Madre Vein on the west side of the dyke, returning 0.65m of 300g/t Ag and 3.5g/t Au.

Drilling is progressing well but extremely long turnaround times from the assay lab has meant that only the results above from the first two holes have been received to date. Assays from subsequent holes will be released as they become available.

Great Panther, through its wholly owned Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V., holds a one-year option to earn a 100% interest in the project, including a mill and complete mining infrastructure.

The drilling has been contracted to BDW Drilling and assays reported herein have been provided by BSI Inspectorate. Geological work is being conducted by Resources Geosciences de Mexico, under the supervision of Robert Brown, P.Eng, V.P. Exploration and Ing. Francisco Ramos, V.P., Operations for Great Panther Resources Limited. Mr. Brown is the Qualified Person for the project under the meaning of National Instrument 43-101.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, P.Geo.

President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: November 3, 2004